James Hardie Industries N.V.
Atrium 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam
The Netherlands
February 29, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
N.E., Stop 7010
Washington D.C. 20549
Attention: Mr. Rufus Decker

Re:	James Hardie Industries N.V. File No. 1-15240 Form 20-F for the fiscal year ended March 31, 2007
Dear Mr. Decker,
Transmitted herewith are the responses of James Hardie Industries N.V. (the “Company”) to the Staff’s comment letter dated January 31, 2008 (the “Comment Letter”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007 (the “20-F”). For ease of reference, the Company has reproduced the comments set forth in the Comment Letter, as numbered, before each of its responses below. Unless otherwise noted, page numbers included herein are page references to the Company’s 20-F, and capitalized terms used, but not defined, herein have the same meanings attributed to such terms in the 20-F. Courtesy copies of this letter are being delivered to Brigitte Lippmann, Pamela Long, Ernest Greene and Jeanne Baker.

Securities and Exchange Commission

Risk Factors — Page 6
1.	In future filings, please provide the information investors need to assess the magnitude of the risk. For example, to the extent material to understanding the magnitude of the risk, provide the following quantitative information:
•	Quantify the payments to the special purpose fund that provides compensation for Australian asbestos-related personal injury claims against former companies of the James Hardie Group.
•	Quantify your indemnification obligations to the buyer of your former Gypsum manufacturing facilities for asbestos-related claims.
•	Quantify your indemnification obligations for costs, penalties, fees and expenses incurred by current or former directors, officers or employees of the James Hardie Group.
•	Quantify your reserves for warranty-related claims and legal proceedings.
In future filings, to the extent the Company can quantify the risks referenced in the Staff’s comment and such risks are material, it will include quantitative information in its risk factor disclosures concerning such risks to the extent such matters are referenced in its risk factor disclosures. The Company notes, however, that certain risks, such as the exact amount of any specific future payments to the special purpose fund, beyond the following fiscal year, cannot be quantified, as such amounts are dependent on a variety of contingent factors, including the Company’s free cash flow (defined as cash from operations in accordance with GAAP in force at the date of the Original Final Funding Agreement), actuarial estimations, actual claims paid, operating expenses of the special purpose fund, the exchange rate between the Australian dollar and the U.S. dollar and the annual cash flow cap. See Item 4, “Information on the Company — Legal Proceedings” in the 20-F for an explanation of these contingent factors. The Company will, however, in future filings include in its asbestos risk factor disclosure quantitative information about the anticipated payment to the special purpose fund for the following fiscal year, past payments to the special purpose fund and the total asbestos liability as of the reported period end. Similarly, due to the contingent nature of the amounts, the Company also cannot quantify any future indemnification obligations for costs, penalties, fees and expenses incurred by current or former directors, officers or employees of the James Hardie Group.
Item 5 — Operating and Financial Review and Prospects — Page 47
Year ended March 31, 2007 Compared to Year Ended March 31, 2006 — Page 52
2.	We note that you discuss the changes in net sales in Australian dollars in a more comprehensive manner that your discussion of changes in your US dollar sales. For example, you indicate that net sales for your Asia Pacific Fiber Cement segment increased 4% from $241.8 million in fiscal 2006 to $251.7 million in fiscal year without addressing the reasons for increase in US dollar sales of 4%. You do, however, disclose that in your Asia Pacific Fiber Cement segment, net sales in Australian dollars increased 2% due to a 6% increase in sales volume from 368.3 million square feet to 390.8 million square feet, partly offset by a 3% decrease in the average Australian dollar net sales

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price. Please revise to adequately discuss and quantify the reasons for the changes in your US dollar sales.
The difference between the increase in U.S. dollars of 4% compared to the increase in Australian dollars of 2% for the Company’s Asia Pacific Fiber Cement Net Sales is, as disclosed, entirely due to the change in the Australian dollar to U.S. dollar exchange rate.
This currency related difference between the U.S. dollar and Australian dollar amounts is described in the Company’s summary of Total Net Sales which precedes the referenced disclosure. See the first paragraph on page 52 which states: “Net sales from Asia Pacific Fiber Cement increased 4% from $241.8 million in fiscal year 2006 to $251.7 million in fiscal year 2007 due to increased sales volumes and favorable currency exchange rate differences, partially offset by a decreased average net sales price.”
Controls and Procedures — Page 118
3.	We note your disclosure that controls and procedures can provide only ‘reasonable assurance’ regarding management’s control objectives. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level.
Based on the Company’s evaluation as of March 31, 2007 of the effectiveness of the design and operations of its disclosure controls and procedures, the Company confirms that its certifying officers concluded that its disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2007, to ensure that the information required to be disclosed in the reports the Company files or submits under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.
Assuming that the Company’s certifying officers reach similar conclusions from an evaluation of its disclosure controls and procedures as of the end of the period covered in any future filing, it will state in such filing that its certifying officers concluded that its disclosure controls and procedures were effective at the reasonable assurance level as of the end of such period to ensure that the information required to be disclosed in the reports the Company files or submits under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.
Commitment to Provide Funding on a Long-term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries — Page F-20
4.	On page F-21, you indicate that as of March 31, 2007, the undiscounted value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by

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KPMG Actuaries was approximately $2.3 billion. You further indicate that this central estimate was calculated in accordance with Australian Actuarial Standards, which differ from accounting principles generally accepted in the United States of America and that this undiscounted central estimate is net of expected insurance recoveries of $393 million. You also indicate that the undiscounted range of potential costs was $1.3 billion to $4.1 billion. We assume that, based on these disclosures and your tabular presentation presented on page F-22 that for US GAAP purposes, specifically FIN14, there was no amount within your range of loss that was a better estimate than any other amount such that you accrued the lower end of the range of loss. Please revise your disclosures to better clarify your accounting. In addition, please further clarify that for US GAAP purposes, specifically FIN39, you have not net the $393 million insurance recoveries against your asbestos-related liabilities and that pursuant to paragraph 140 of SOP 96-1, you have only recorded probable insurance recoveries. Please revise your disclosures throughout the filing to provide these clarifying disclosures.
At March 31, 2006, the Company determined that it was appropriate to record a provision for what had become a probable and estimable liability. The amount that was recorded was based on the terms of the proposed FFA, which included an actuarial estimate prepared by KPMG Actuaries (“KPMGA”) as of March 31, 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on April 6, 2006.
Following the finalization of the asbestos funding arrangements in February 2007, the 20-F includes additional disclosure intended to help the reader assess the Company’s asbestos liability. In arriving at the provision value, the Company again relied on an estimate provided by KPMGA. Based on KPMGA’s assumptions, KPMGA arrived at a range of possible total cash flows, although as part of their work they proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which, under U.S. GAAP, it considers the best estimate under SFAS 5. The Company will add clarifying disclosures in future filings.
Furthermore, as stated on page F-14, the Company based the value of the liability on undiscounted and uninflated cash flows as it believes that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
In an effort to provide additional information and to indicate the impact of inflation on the future cash flows, the Company refers to the undiscounted (but inflated) central estimate of A$2.8 billion on pages F-21 and F-23. It is the Company’s view that when read in conjunction with the accounting policy on page F-14, the reader is better able to determine how and why the Company arrived at the level of liability recorded. In future filings the Company will use the words “but inflated” where appropriate.
The table on page F-22 is intended to show how the Company’s liability under the funding arrangements is presented on the Company’s balance sheet. The Company confirms that in accordance with FIN 39, it has not netted the $393 million insurance recoveries against its asbestos-related liabilities. The Company notes that this table includes amounts for the asbestos liability, the receivables for insurance and all other components of the liability

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which are recorded on a gross basis as separate items which agree to the captions on the balance sheet.
The Company confirms that only probable insurance recoveries have been recorded in accordance with paragraph 140 of SOP 96-1. The Company has included such clarifying disclosure in its recent financial statements and it is the Company’s intention to continue including such disclosure in its future filings. See the Company’s financial statements for the quarter ended June 30, 2007, furnished to the SEC on August 17, 2007 on Form 6-K.
5.	We note your tabular presentation of the adjustments to the net Amended FFA liability presented on page F-21. For readers of your US GAAP financial statements, please also provide a rollforward of your gross asbestos liability for each balance sheet date presented. Separately disclose changes in your estimated future asbestos-related liabilities from your from your funding payments. In this regard, we note that you recognized $405.5 million in asbestos adjustments during the year ended March 31, 2007. Your disclosures on page 54 indicate that $335.0 million of this adjustment relates to the tax effect related to the implementation of the Final Funding Agreement. Please clarify supplementally and revise your disclosures to clarify why taxes impact your FFA liability and the related provision you have recognized during the period.
No rollforward of the asbestos-related assets and liabilities was included in the 20-F because the balance sheet contained in the 20-F was the first balance sheet to include the liability on a gross basis. However, the Company has included this presentation in its recent financial statements, and it is the Company’s intention to continue including this presentation, in its future filings. See the Company’s financial statements for the quarter ended June 30, 2007, furnished to the SEC on August 17, 2007 on Form 6-K.
At March 31, 2006, the Company recorded an asbestos provision based on the estimated economic reality of the proposed FFA. The amount of the asbestos provision of $715.6 million was based on the terms of the proposed FFA, which included an actuarial estimate prepared by KPMGA as of March 31, 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on April 6, 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.
Upon signing of the FFA in 2007, in accordance with Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities”, the Company consolidated the AICF with the Company resulting in a gross-up of the asbestos liability and certain other items including the related Australian income tax benefit. Among other items, the Company recorded a deferred tax asset for the anticipated tax benefit related to recorded charges and a corresponding increase in the asbestos liability. As stated on page F-14, the Company’s Performing Subsidiary, James Hardie 117 Pty Ltd, will be able to claim a taxable deduction for contributions to the asbestos fund. In the Company’s 2007 statement of operations, the Company classified the expense related to the increase of the asbestos liability as asbestos adjustments and the Company classified the benefit related to the recording of the related deferred tax asset as income tax benefit (expense).

Securities and Exchange Commission

Australian Securities and Investments Commission (`ASIC’) Proceedings and Investigation — Page F-25
6.	You indicate that there remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the long term and there is a possibility that the related costs could be material. However, at this stage, it is not possible to determine the amount of such liability. Therefore, both the probable and estimable requirements under SFAS 5 for recording a liability have not been met. While the probable and estimable requirements for recording a liability may not have been met, you indicate that there is a possibility that the related costs could be material. Please tell us and disclose whether there is at least a reasonable possibility that a loss has been incurred as well as the corresponding possible loss or range of loss resulting from the ASIC proceedings. Refer to paragraph 10 of SFAS 5.
Based on the information available to the Company at March 31, 2007, the Company believed it was reasonably possible that amounts will be incurred in relation to the ASIC proceedings. However, the actual amount or range of amounts was not estimable. The Company will provide clarifying disclosure to that effect in future filings assuming that at the time of such filing, the Company still believes that it is reasonably possible that amounts will be incurred in relation to the ASIC proceedings but the actual amount or range of amounts is not estimable.
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Securities and Exchange Commission

You may call the undersigned with any questions or comments you may have regarding this letter at 31 20 301 6794. In addition, please send all written correspondence directly to the undersigned, with copies to Gary Epstein at Greenberg Traurig, P.A., 1221 Brickell Avenue, Miami, Florida 33131, telecopy (305) 579-0717.

Very truly yours,
/s/ Russell Chenu
Russell Chenu
Chief Financial Officer

cc:	James Hardie Industries N.V
Louis Gries, Chief Executive Officer
Michael Hammes, Chairman of the Joint and Supervisory Boards
Brian Anderson, Chairman of the Audit Committee
Robert Bredenkamp, Corporate Financial Controller

Securities and Exchange Commission
Jeanne Baker
Ernest Greene
Brigitte Lippmann
Pamela Long

PricewaterhouseCoopers LLP
Shaun Matthews

Greenberg Traurig P.A.
Gary Epstein
Barbara Oikle

Securities and Exchange Commission

EXHIBIT A
I, Russell Chenu, Chief Financial Officer of James Hardie Industries N.V. (the “Company”), do hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 29, 2008	/s/ Russell Chenu
Russell Chenu
Chief Financial Officer